

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 2, 2008

BY U.S. Mail and facsimile
Randal Hardy
Chief Executive Officer and Chief Financial Officer
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

      Re: **Timberline Resources Corporation**
               Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
               Filed June 10, 2008

               Form 10-QSB for the quarter ended December 31, 2007
               Filed February 19, 2008
               File No. 0-51549

               Form 10-QSB for the quarter ended March 31, 2008
               Filed May 15, 2008
               File No. 0-51549

               Form SB-2
               Filed December 26, 2007
               File No. 333-148336

               Supplemental Response filed May 29, 2008

Dear Mr. Hardy:

      We have reviewed your filings and have the following comments. Our page references are to the marked courtesy copies that you provided us. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2, file no. 333-148336

1.   We note your response to our prior comment 2 and reissue it in part. Tell us whether you intend to proceed with the registration of the securities, and if so, the expected timing.

Form 10-QSB for the quarter ended December 31, 2007
Form 10-QSB for the quarter ended March 31, 2008

Changes in Internal Control Over Financial Reporting, page 19

2.   We note your response to our prior comment 3. Please file on EDGAR as correspondence the drafts of the Form 10-QSBs that you provided to us with your response.

3.   In the Form 10-QSB for the quarter ended December 31, 2007 please specifically state if there were any changes in your internal controls over financial reporting that occurred during the period covered by the report, as required by Item 308(c) of Regulation S-B.

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation, page 19

4.   We note your response to our prior comment 19 and your reference to option awards made "in the normal course." Please specify the amount of each award made to each officer in the normal course, and state whether the award is subject to any vesting schedule. State whether you expect to make similar awards in the future.

Executive Compensation Agreements, page 20

General

5.   We note your response to our prior comment 20. Please add a brief definition of the terms "Manifest Cause" and "Good Reason."

6.   We note your response to our prior comment 21 and reissue it in part. Please file an amendment to the Form 8-K you filed on March 11, 2008 to include the severance agreements with Messrs. Kettle and Deeds as exhibits.

Certain Relationships and Related Transactions, page 27

General

7.   We note your response to our prior comment 30 and reissue it in part.   For each transaction state how it was approved, for example whether by the disinterested members of the board.

8.   We note your response to our prior comment 31. We note that at the time of the acquisition of Kettle Drilling, you valued the Series A preferred stock at $2 million. Explain how you arrived at the fair value of the preferred shares at the time of the acquisition, and how you further determined that the fair value of the preferred stock is now $10 million.

Approval of the SMD Purchase

General, page 36

9.   We note your response to our prior comment 32, and reissue it in part. Instruction 3 to Item 14 of Regulation 14A states that the information required by Item 14(c)(1) of Regulation 14A need not be provided if only the shareholders of the *acquiring* company are voting, unless the information is material to an informed voting decision. Provide an analysis of whether the information is required in light of the provisions of Instruction 3.

 Calculation of Shareholder Value, page 36

10. Provide the percentage of common stock outstanding on a fully diluted basis for the stock expected to be issued in the SMD purchase and under the equity incentive plan.

Terms of the SMD Purchase

Post-Closing Liquidity Outlook, page 41

11. In light of your disclosure that you may purchase the Series A preferred stock using a $7.5 million short term loan from a third party and a $2.5 million note to the sellers, along with the loss of revenue that SMD will experience as a result of withdrawing from the Barrick projects, expand your disclosure in this section to discuss the material terms of the SMD and Kettle lines of credit, the short term $7.5 million loan and the $2.5 million note. State whether any amounts are outstanding

under the Kettle line of credit. Quantify the loss of revenues that SMD will experience due to its withdrawal from the Barrick projects. State whether SMD is expected to be exposed to any damages in regard to the fatality at the Getchell mine.

Reports, Opinions, Appraisals

Opinion of Jefferies & Company, Inc., page 49

12.   We note your response to our prior comment 46 and reissue it. We note that SMD disclosed projected revenues, gross profit, EBIT and EBITDA to Jefferies, who then disclosed that information to your Board. Please revise the proxy statement to disclose these projections, or provide us with your analysis as to why the projections are not material to the voting decision of your shareholders.

13.   We note your response to our prior comment 47 and reissue it. The language stating that the opinion is for the use and benefit of the board is inconsistent with the disclosures relating to the opinion and should be eliminated. Alternatively, disclose the basis for Jefferies' belief that shareholders cannot rely upon the opinion to support any claims against Jefferies arising under applicable state law and describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to Jefferies would have no effect on the rights and responsibilities of either Jefferies or the board of directors under the federal securities laws.

14.   We note your response to our prior comment 48 and reissue it in part. Since in portions of two of your valuation methods the purchase price falls below the range, explain how this supports the fairness opinion. Finally, explain why Jefferies determined that the transaction is fair in light of each valuation method.

Past Contracts, Transactions or Negotiations, page 55

15.   We note your response to our prior comment 51, and the Board's consideration of SMD's future cash flows. Please disclose the projected cash flows relied upon by the Board, to the extent they have not already been disclosed pursuant to comment 12. State whether these cash flow projections have been updated in light of the withdrawal from the Barrick projects.

SMD Management's Discussion of Financial Condition and Results of Operations
Results of Operations, page 75

16. In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term "primarily" to describe changes, quantify, if material, the amount of the change that is attributable to the primary source you identify. As one example, in your discussion of the results for the quarters ended March 31, 2008 and 2007 you state the SMD's revenue increase was primarily due to strong operational performance at all projects and the Golden Sunlight project operating at normal capacity. Quantify the amounts related to each factor. See Section III.D of SEC Release 33-6835 (May 18, 1989).

Closing Comments

Please amend your Form 10-QSBs within ten days of the receipt of this letter, or tell us when you will amend them. As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Kimberly Anderson, Esq. (by facsimile, 206-903-8820)
        D. Levy